JUSTWEBIT.COM, INC.
                          930 South State Street, Suite 10
                                  Orem, Utah 84097
                             Telephone:  (801) 434-7500




VIA EDGAR


October 17, 2001


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   JustWebIt.com, Inc.
      Application for Withdrawal of Form SB-2
      File No. 333-68754

Dear Sir/Madame:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, JustWebIt.com, Inc., a Nevada corporation ("Company"), hereby requests withdrawal of the Form SB-2 registration statement (File No. 333-68754) filed on August 31, 2001. This request is being made because the common stock purchase agreement, shares of which were to be registered under this offering, will be terminated. The instant registration statement was never declared effective and no securities were sold thereunder.

     Please contact the undersigned with any questions or comments regarding this request.

                                              Sincerely,


                                             /s/  Gary Borglund
                                             Gary Borglund, President

cc:  Brian F. Faulkner, Esq.